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03022594

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



PROCESSED
JUN 19 2003
THOMSON FINANCIAL

FILE NO. 82- 34680 FISCAL YEAR 3-31-03

*· *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/9/03

82-34680

03 JUN -2 [illegible] 7:21

(Translation)

May 29, 2003

To All Shareholders

Sumitomo Corporation
8-11, Harumi 1-chome
Chuo-ku, Tokyo

Motoyuki Oka
President and CEO

AR/S
3-31-03

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to express our sincere thanks for the exceptional favor you have always shown us.

We have the pleasure of extending to you a cordial invitation to attend the 135th Ordinary General Meeting of Shareholders of the Company, which will be held as set forth below.

If you will be unable to attend the meeting in person, please take the time to examine the reference materials on the following pages and the attached Reports for the 135th Fiscal Year, indicate your assent or dissent on the enclosed form of Proxy Card, affix your seal thereto, and send it in by return mail.

With highest regards.

TIME, PLACE AND AGENDA

1. **Time** — **Friday, June 20, 2003, at 10:00 a.m.** (Open at 9:00 a.m.)
2. Place — Conference Hall, 1st floor, Office Tower Y, Harumi Island Triton Square
   8-11, Harumi 1-chome, Chuo-ku, Tokyo
3. Agenda — Presentation of Reports: Business Report, Balance Sheet, and Statement of Income for the 135th Fiscal Year (April 1, 2002 through March 31, 2003)

Propositions

Proposition No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 135th Fiscal Year

Proposition No.2: Establishment of Framework for Acquisition of Treasury Stock (The contents of this proposition are summarized below in the "Reference Materials for the Exercise of Voting Rights.")

Proposition No.3: Partial Amendment of the Articles of Incorporation (The contents of this proposition are summarized below in the "Reference Materials for the Exercise of Voting Rights.")

Proposition No.4: Election of Two Corporate Auditors

Proposition No.5: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors, Executive Officers and Employees (The contents of this proposition are summarized below in the "Reference Materials for the Exercise of Voting Rights.")

Proposition No.6: Presentation of Retirement Bonuses to Retiring Directors and a Retiring Corporate Auditor

* * *

If you attend the meeting in person, please submit the enclosed form of Proxy Card to the receptionists at the place of meeting.

REFERENCE MATERIALS FOR THE EXERCISE OF VOTING RIGHTS

1. Total number of shareholder voting rights 1,057,863

2. Propositions to be voted on and reference matters relating thereto

Proposition No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 135th Fiscal Year

Under the policy of ensuring long-term, stable returns to shareholders, with due regard for the need to build up the Company's operational strength and to provide for future business developments, we should like to make the appropriation of retained earnings as set forth on page 41 of the attached Reports for the 135th Fiscal Year.

As for the final dividend, we should like to continue it at four yen (¥4) per share, which is the same as the amount of the interim dividend.

We are not booking Directors' bonuses.

Proposition No.2: Establishment of Framework for Acquisition of Treasury Stock

So as to execute a flexible capital policy, pursuant to the provisions in Article 210 of the Commercial Code, we should like to acquire up to thirty million (30,000,000) of our own common shares for a maximum acquisition price of thirty billion (30,000,000,000) yen from the time the General Meeting concludes until the conclusion of the next ordinary general meeting of shareholders.

Proposition No.3: Partial Amendment of the Articles of Incorporation

We should like to amend part of the present Articles of Incorporation as set forth below.

(1) So as to prepare for the diversification of the Company's business and be ready for future business developments, it is proposed to insert an additional purpose in Article 3 (PURPOSES).

(2) We propose to make modifications necessary to reflect revisions to the Commercial Code involving the creation of a system for the sale and delivery of additional shares by holders of shares constituting less than a full voting unit, the creation of a system for the nullification of lost share certificates, and the extension of the term of office of Corporate Auditors.

(3) Consistent with the objectives of the revised Commercial Code, we propose to add Paragraph 2 to the existing Article 14 of the Articles of Incorporation, reducing the quorum necessary for the adoption of special resolutions at a general meeting of shareholders.

(4) From April of this year, an executive officer system was introduced for the purpose of further clarifying executive responsibilities and authority and strengthening the capacity of the Board of Directors as an oversight body. With this, we propose to amend the existing Article 18 Paragraph 2 of the Articles of Incorporation which concerns the Executive Directors and incorporate a new Article 23 (EXECUTIVE OFFICERS).

The following table shows a comparison between the current Articles of Incorporation and the proposed changes.

(Changes are underlined.)

Current Articles of Incorporation	Proposed amendment
ARTICLE 3. PURPOSES The purposes of the Corporation shall be to engage in the following businesses: 1. through 23. (omitted) 24. Generation and supply of electricity. (New item) 25. through 26. (omitted)	ARTICLE 3. PURPOSES The purposes of the Corporation shall be to engage in the following businesses: 1. through 23. (unchanged) 24. Business of generating electricity. 25. Supply of electricity and heat. 26. through 27. (same as the current items 25. through 26.)
(New section)	ARTICLE 7. SALE AND DELIVERY OF SHARES TO A FULL VOTING UNIT Shareholders of the Corporation holding shares constituting less than a full voting unit (as used herein, this term includes actual shareholders), in accordance with the provisions of the share handling rules, may request the sale and delivery of shares needed to constitute a full

Current Articles of Incorporation	Proposed amendment
	voting unit when combined with the number of shares held thereby which do not constitute a full voting unit. Provided, however, that the foregoing provision shall not apply when the Corporation does not hold treasury stock in the number of shares to be sold and delivered.
ARTICLE 7. (omitted)	ARTICLE 8. (same as the current Article 7.)
ARTICLE 8. RECORD DATE (1) The Corporation shall specify that those shareholders (as used herein, this term includes beneficial shareholders) possessing voting rights who are registered or recorded in the register of shareholders (as used herein, this term includes the register of beneficial shareholders) as of the close of each fiscal year shall be, ipso facto, the shareholders entitled to exercise rights at the ordinary general meeting of shareholders in respect of the relevant fiscal period.	ARTICLE 9. RECORD DATE (1) The Corporation shall specify that those shareholders possessing voting rights who are registered or recorded in the register of shareholders (as used herein, this term includes the register of beneficial shareholders) as of the close of each fiscal year shall be, ipso facto, the shareholders entitled to exercise rights at the ordinary general meeting of shareholders in respect of the relevant fiscal period.
(2) In addition to the cases expressly provided for in the preceding paragraph and elsewhere in these Articles of Incorporation, the Corporation may, whenever necessary, upon giving prior public notice, fix an ad hoc record date.	(2) (unchanged)
ARTICLE 9. TRANSFER AND OTHER PROCEDURES Registration of the transfer of shares, purchase of shares not constituting a full voting unit and other matters relating to the handling of shares shall be determined by the Board of Directors.	ARTICLE 10. TRANSFER AND OTHER PROCEDURES Registration of the transfer of shares, purchase of shares not constituting a full voting unit, sale and delivery of shares to a full voting unit and other matters relating to the handling of shares shall be determined by the Board of Directors.
ARTICLE 10. (omitted)	ARTICLE 11. (same as the current Article 10.)

Current Articles of Incorporation	Proposed amendment
ARTICLE 11. LOCATION OF REGISTER OF SHAREHOLDERS The register of shareholders of the Corporation shall be kept at the business office of the transfer agent, and registration of the transfer of shares, purchase of shares not constituting a full voting unit and other matters relating to the shares of the Corporation shall be handled by the transfer agent and not by the Corporation.	ARTICLE 12. LOCATION OF REGISTER OF SHAREHOLDERS AND REGISTER OF LOST SHARE CERTIFICATES The register of shareholders of the Corporation and the register of lost share certificates shall be kept at the business office of the transfer agent, and registration of the transfer of shares, purchase of shares not constituting a full voting unit, sale and delivery of shares to a full voting unit and other matters relating to the shares of the Corporation shall be handled by the transfer agent and not by the Corporation.
Articles 12. through 13. (omitted)	Articles 13. through 14. (same as the current Articles 12. through 13.)
ARTICLE 14. ORDINARY RESOLUTIONS Except as otherwise provided by law, regulation or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes represented by the shareholders present.	ARTICLE 15. RESOLUTIONS (1) (unchanged)
(New section)	(2) A special resolution as prescribed under Article 343 of the Commercial Code shall be adopted by a vote of at least two-thirds of the shareholders present at a general meeting of shareholders attended by shareholders holding at least one-third of the total number of voting rights.
Article 15. (omitted)	Article 16. (same as the current Article 15.)
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS, BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Articles 16. through 17. (omitted)	Articles 17. through 18. (same as the current Articles 16. through 17.)
ARTICLE 18. REPRESENTATIVE DIRECTORS AND EXECUTIVE DIRECTORS (1) By resolution of the Board of Directors, the Corporation shall appoint Representative Directors to represent the Corporation.	ARTICLE 19. REPRESENTATIVE DIRECTORS AND EXECUTIVE DIRECTORS (1) (unchanged)

Current Articles of Incorporation	Proposed amendment
(2) By resolution of the Board of Directors, the Corporation may appoint a Chairman of the Board of Directors, one or more Vice-Chairmen of the Board of Directors, a President and one or more Executive Vice-Presidents, Senior Managing Directors and Managing Directors.	(2) By resolution of the Board of Directors, the Corporation may appoint a Chairman of the Board of Directors, one or more Vice-Chairmen of the Board of Directors and a President and CEO.
Articles 19. through 21. (omitted)	Articles 20. through 22. (same as the current Articles 19. through 21.)
(New section)	ARTICLE 23. EXECUTIVE OFFICERS (1) By resolution of the Board of Directors, the Corporation may appoint Executive Officers and assign the execution of a portion of its operations to them. (2) By resolution of the Board of Directors, the Corporation may appoint a President and CEO, Executive Vice Presidents, Senior Managing Executive Officers, Managing Executive Officers and other titled executive officers.
Article 22. (omitted)	Article 24. (same as the current Article 22.)
ARTICLE 23. TERM OF OFFICE OF CORPORATE AUDITORS (1) The term of office of Corporate Auditors shall expire upon the conclusion of the ordinary general meeting of shareholders in respect of the last fiscal period ending within three years after their assumption of office. (2) The term of office of a Corporate Auditor who has assumed his office to fill a vacancy shall be the unexpired term of his predecessor.	ARTICLE 25. TERM OF OFFICE OF CORPORATE AUDITORS (1) The term of office of Corporate Auditors shall expire upon the conclusion of the ordinary general meeting of shareholders in respect of the last fiscal period ending within four (4) years after their assumption of office. (2) (unchanged)
Articles 24. through 32. (omitted)	Articles 26. through 34. (same as the current Articles 24. through 32.)

Proposition No.4: Election of Two Corporate Auditors

Because the term of Mr. Isao Yamamoto, an incumbent Corporate Auditor, will expire at the end of the General Meeting, and we will increase the number of Corporate Auditors from 4 to 5 so as to make the majority of our auditors people from outside the Company and establish an auditing setup based on diverse perspectives, we should like to have two Corporate Auditors elected.

The candidates for Corporate Auditors are as follows.

The Board of Corporate Auditors has given its consent with regard to the submission of this proposition.

Candidate No.1
Masahiro Ishikawa
Born September 12, 1944.
Abbreviated resume:

April 1968,	entered the Company;
June 1995,	General Manager of the Funds and Foreign Exchange Department; thereafter, Deputy General Manager of the Business Investment Division; Corporate Officer (General Manager of the Internal Auditor Office and the Treasury Administrative Department); Corporate Officer (General Manager of the Internal Auditing Division and the Internal Auditing Department); successively,
July 2002,	Corporate Officer (General Manager of the Internal Auditing Department (Present Position)).

Ownership of shares of the Company: 8,000 shares.

Candidate No.2
Koji Tajika
Born January 7, 1936.
Abbreviated resume:

December 1961,	entered Price Waterhouse & Co.;
May 1970,	joined Tohmatsu Awoki & Co. (as the former name of Tohmatsu & Co.);
August 1971,	Partner of Tohmatsu Awoki & Co.;
April 1982,	Senior Partner of Tohmatsu Awoki & Co.;
June 1988,	Senior Executive Partner of Tohmatsu Awoki & Sanwa;
June 1993,	Chief Executive Officer of Tohmatsu & Co.;
June 1997,	Chairman and Chief Executive Officer of Tohmatsu & Co. (May 1999, retired);
June 1999,	Chairman of Deloitte Touche Tohmatsu (International) (May 2000, retired);
June 2000,	Senior Partner of Tohmatsu & Co.;
June 2001,	Advisor of Tohmatsu & Co. (May 2002, retired).

Ownership of shares of the Company: 0 share.

Notes: 1. Neither of the above candidates has conflicts of interest with the Company.

2. Candidate Mr. Koji Tajika satisfies the condition for an outside corporate auditor stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*).

Proposition No.5: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors, Executive Officers and Employees

We should like to request approval to issue new share acquisition rights in the form of stock options to the Company's Directors, Executive Officers and employees, in accordance with the following particulars and pursuant to the provisions in Article 280-20 and Article 280-21 of the Commercial Code.

1. Particulars of issuing new share acquisition rights

(1) Persons to whom new share acquisition rights are to be allotted:
Directors and Executive Officers of the Company and Corporate Officers under the Company's qualification system.

(2) Type and number of shares subject to new share acquisition rights:
173,000 of the Company's common shares will be the maximum total number of subject shares.

(3) Total number of new share acquisition rights to be issued:
Up to 173. (1,000 common shares per new share acquisition right)

(4) Issue price of new share acquisition rights: To be issued without consideration.

(5) Amount to be paid upon exercise of new share acquisition rights:
The exercise price shall be the price, rounded up to eliminate any fraction of a yen, that is the average of the closing price for ordinary transactions in the Company's shares on the Tokyo Stock Exchange on each day of the month before the month in which the new share acquisition rights are granted (excluding days when there were no transactions), multiplied by 1.05; provided, however, that, if the exercise price as so computed would be less than the closing price for ordinary transactions in the Company's shares on the Tokyo Stock Exchange on the day on which the new share acquisition rights are granted (or the closing price on the day immediately preceding such date, if there were no transactions on such date), the exercise price shall be such closing price.

(6) Period for the exercise of new share acquisition rights:
From April 1, 2004 until June 30, 2008.

(7) Conditions of the exercise of new share acquisition rights:

(i) Grantees of the new share acquisition rights must also, at the time of the exercise thereof, be a Director, an Executive Officer or a Corporate Officer of the Company.

(ii) Transfer, pledge, any other encumbrance or inheritance of new share acquisition rights shall not be permitted.

(iii) Other conditions shall be as stipulated in the new share acquisition rights agreements concluded between the Company and the grantees of the new share acquisition rights, based upon the resolutions of the General Meeting and of the Board of Directors.

(8) Retirement of new share acquisition rights:

The Company may retire the allotment of new share acquisition rights without consideration if the person to whom such rights are allotted becomes unable to exercise the rights under (7)(i) above.

(9) Restrictions on the transfer of new share acquisition rights:

The transfer of new share acquisition rights requires the approval of the Board of Directors.

(10) Adjustment of the number of shares subject to new share acquisition rights and the exercise price:

(i) If the Company conducts a stock split or reverse stock split after the issuance of new share acquisition rights, the number of shares subject to new share acquisition rights set forth in (2) above and the number of shares per new share acquisition right set forth in (3) above will be adjusted using the following calculation formula. However, this adjustment will only be conducted for the number of shares subject to new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment will be rounded down.

$$\text{Number of shares after adjustment} = \text{number of shares before adjustment} \times \text{split or reverse split ratio}$$

(ii) If the Company issues new shares at a price below the market price after the issuance of new share acquisition rights, the exercise price set forth in (5) above shall be adjusted per the following formula, and then rounded up to eliminate any fraction of a yen arising from the adjustment. This formula shall not be utilized in circumstances such as the conversion of convertible bonds, the exercise of new share acquisition rights or new share subscription rights, and public stock offerings that have a fair issue price for the stock.

$$\text{Post-adjustment exercise price} = \text{pre-adjustment exercise price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{paid-in price per newly issued share}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from new issuance}}$$

Moreover, in the event of a stock split or a reverse stock split after the issuance of new share acquisition rights, the exercise price shall be adjusted proportionally according to the stock split or reverse stock split ratio and then rounded up to eliminate any fraction of a yen arising from the adjustment.

In addition to the above, in the event that an adjustment becomes necessary with respect to the exercise price due to a merger between the Company and any other entity or a business succession for corporate division of the Company, which occurs after new share acquisition rights have been issued, such adjustment shall be carried out to a reasonable extent and in an appropriate manner.

2. Rationale for issuing new share acquisition rights at especially favorable terms

So as to increase the motivation and morale of the Company's Directors, Executive Officers and employees, and further expand our profit base and strengthen our corporate constitution, we should like to issue new share acquisition rights, in accordance with the above particulars.

Because the new share acquisition rights will be issued in the form of stock options, the issue price will be free of consideration as set forth in 1(4) above, and the amount to be paid upon exercise of the rights will be based on the current market value as set forth in 1(5) above.

Proposition No.6: Presentation of Retirement Bonuses to Retiring Directors and a Retiring Corporate Auditor

In order to reward their respective services while in office, we should like to present retirement bonuses to Messrs. Atsushi Nishijo, Masabumi Kimura, Hideki Yamane, Koji Nakajima, Yuji Tamura, Takaaki Shibata, Kenzo Okubo, Shizuka Tamura, Masaomi Bando, Katsuichi Kobayashi, Michio Ogimura and Takehiro Yamanaka who will retire as Directors and Mr. Isao Yamamoto who will retire as Corporate Auditor at the end of the General Meeting, within the range of what are appropriate amounts based on the Standard for Calculation of Retirement Bonuses (Monetary Condolence) for Directors and Corporate Auditors of the Company. We should like to leave the actual amounts, times and manners of presentation to the discretion of the Board of Directors in the case of the retiring Directors, and to the discretion of the Corporate Auditors in the case of the retiring Corporate Auditor.

The abbreviated resumes of the retiring Directors and the retiring Corporate Auditor are as follows.

Atsushi Nishijo

Abbreviated resume:

June 1993,	Director of the Company (Executive Vice-President of Sumitomo Corporation of America);
April 1997,	Managing Director (General Manager of the Media Business Division);
April 2001,	Senior Managing Director (General Manager for the Americas and Director & President of Sumitomo Corporation of America);
April 2002,	Executive Vice President (General Manager for the Americas and Director & President of Sumitomo Corporation of America);
April 2003,	Director & Executive Vice President (General Manager for the Americas and Director & President of Sumitomo Corporation of America (Present Position)).

Masabumi Kimura

Abbreviated resume:

June 1993,	Director of the Company (General Manager of the Iron & Steel Division No.1);
April 1997,	Managing Director (General Manager of the Iron & Steel Division No.1 and No.2);
April 2001,	Senior Managing Director (General Manager of the Kansai Regional Business Unit);
April 2003,	Senior Managing Director (Assistant to President and CEO (Present Position)).

Hideki Yamane

Abbreviated resume:

June 1995,	Director of the Company (Deputy General Manager of the Motor Vehicles & Construction Equipment Division);
April 1999,	Managing Director (General Manager for China and Director & President of Sumitomo Corporation (China) Holding Ltd.);
April 2002,	Senior Managing Director (General Manager for China and Director & President of Sumitomo Corporation (China) Holding Ltd.);
April 2003,	Senior Managing Director (Assistant to President and CEO (Present Position)).

Koji Nakajima

Abbreviated resume:

June 1996,	Director of the Company (Deputy Officer in Charge of Kansai Area, Deputy General Manager of the Non-Ferrous Metals/Chemicals/ Petroleum & Carbon Group and General Manager of the Western Japan Project Development & Coordination Department);
April 2000,	Managing Director (Senior Assistant to Executive Vice-President Responsible for Kansai Area, Deputy General Manager of the Living Related Group and General Manager of the Textile Division);
April 2001,	Managing Director (Assistant General Manager of the Consumer Goods & Service Business Unit, General Manager of the Textile Division and Assistant General Manager of the Kansai Regional Business Unit);
April 2002,	Managing Director (Deputy General Manager of the Kansai Regional Business Unit and General Manager of the Textile Division);
November 2002,	Managing Director (Deputy General Manager of the Kansai Regional Business Unit);
April 2003,	Managing Director (Assistant to President and CEO (Present Position)).

Yuji Tamura

Abbreviated resume:

June 1996,	Director of the Company (Director & President of Sumitomo Corporation Thailand, Ltd. and Sumi-Thai International Limited);
April 2000,	Managing Director (General Manager of the Media Business Division);
April 2001,	Managing Director (Assistant General Manager of the Media, Electronics & Network Business Unit and General Manager of the Media Division);
April 2002,	Managing Director (General Manager of the Media, Electronics & Network Business Unit);
April 2003,	Director & Managing Executive Officer (General Manager of the Kansai Regional Business Unit (Present Position)).

Takaaki Shibata

Abbreviated resume:

June 1996,	Director of the Company (General Manager of the Petroleum & Carbon Division);
April 2000,	Managing Director (General Manager for Europe, Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Plc);
April 2003,	Director & Managing Executive Officer (General Manager for Europe, Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Plc (Present Position)).

Kenzo Okubo

Abbreviated resume:

June 1997,	Director of the Company (Senior Assistant to Executive Vice-President Responsible for Kansai Area and General Manager of the Iron & Steel Division No.2);
April 2002,	Managing Director (Assistant General Manager of the Metal Products Business Unit and General Manger of the Iron & Steel Division No.2);
April 2003,	Director & Managing Executive Officer (Assistant General Manager of the Metal Products Business Unit and General Manger of the Iron & Steel Division No.2 (Present Position)).

Shizuka Tamura

Abbreviated resume:

June 1998,	Director of the Company (Senior Assistant to Executive Vice-President Responsible for Kansai Area and General Manager of the Fine & Inorganic Chemicals Division);
April 2002,	Managing Director (Assistant General Manager of the Chemical Business Unit and General Manager of the Life Science Division);
April 2003,	Director & Managing Executive Officer (General Manager for China and Director & President of Sumitomo Corporation (China) Holding Ltd. (Present Position)).

Masaomi Bando

Abbreviated resume:

June 1998,	Director of the Company (General Manager of the Construction & Real Estate Division and the General Construction Development Department);
April 2002,	Managing Director (Assistant General Manager of the Materials & Real Estate Business Unit, and General Manager of the Construction & Real Estate Division and the General Construction Development & Coordination Department);
April 2003,	Director & Managing Executive Officer (Assistant General Manager of the Materials & Real Estate Business Unit and General Manager of the General Construction Development & Coordination Department (Present Position)).

Katsuichi Kobayashi

Abbreviated resume:

June 1999,	Director of the Company (General Manager of the Motor Vehicles & Construction Equipment Division);
April 2001,	Director (General Manager of the Motor Vehicles Business Division);
April 2002,	Director (General Manager of the Chubu Regional Business Unit);
April 2003,	Director & Managing Executive Officer (General Manager of the Chubu Regional Business Unit (Present Position)).

Michio Ogimura

Abbreviated resume:

June 2001,	Director of the Company (General Manager of the Power Project Division);
April 2002,	Director (General Manager of the Machinery & Electric Systems and the Power Project Divisions);
April 2003,	Director & Managing Executive Officer (General Manager of the Machinery & Electric Systems Division (Present Position)).

Takehiro Yamanaka

Abbreviated resume:

June 1999,	Director of the Company (General Manager of the Iron & Steel Division No.3);
April 2001,	Director (General Manager of the Tubular Products Division);
April 2003,	Director (Assistant to President and CEO (Present Position)).

Isao Yamamoto

Abbreviated resume:

June 1994,	Corporate Auditor of the Company;
June 2001,	Standing Corporate Auditor (Present Position).

Note: Messrs. Atsushi Nishijo, Yuji Tamura, Takaaki Shibata, Kenzo Okubo, Shizuka Tamura, Masaomi Bando, Katsuichi Kobayashi and Michio Ogimura shall continue to administer operations as Executive Officers subsequent to retiring as Directors.

***

The following is an unofficial English translation of the Reports for the 135th Fiscal Year of Sumitomo Corporation, except for the presentation of consolidated financial statements and related information (including "Summary of Consolidated Financial Statements" on page 11, "Segment Information" on page 12 and page 46 through 49) based on the description of page 50 through 51. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

(Attachment to the Notice of Convocation
of the 135th Ordinary General Meeting of Shareholders)

REPORTS FOR THE 135TH FISCAL YEAR

April 1, 2002, through March 31, 2003

SUMITOMO CORPORATION

To All Shareholders

We wish to express our sincere thanks for the exceptional favor you have always shown us.
We have the pleasure of reporting to you our general condition of operations for the 135th Fiscal Year (April 1, 2002, through March 31, 2003) as set forth below.

May 2003
Motoyuki Oka
President and CEO

TABLE OF CONTENTS

Business Report (April 1, 2002, through March 31, 2003)

I. General Condition of Operations

1. Business Environment

During the period under review, the recovery in the global economy was slow; though consumer spending held relatively firm, the downward trend in stock prices put dampers on investment in plant and equipment. Particularly during the second half of the fiscal year, increased uncertainties about the situation with Iraq intensified the sense of economic stagnation.

In the United States, consumer spending remained brisk, and residential investment also remained at high levels, but as the result of such factors as the falling stock market, weak consumer prices, and costlier oil, business investment did not pick up until the latter part of the fiscal year, and the overall economic recovery was only gradual.

In the countries of the European Union (EU), external demand helped prop up growth, but business sentiment deteriorated, causing a delay in the recovery of investment. In addition, the persistence of a harsh employment situation produced a slowdown in consumer spending. As a result, the pace of economic expansion dropped further.

Asian economies achieved recoveries thanks to a return to export growth combined with a gradual improvement in consumer spending and other forms of domestic demand. The pace of growth speeded up again in China in particular, reflecting a strong inflow of foreign investment and expanded production.

Within Japan, the losses of financial institutions due to the disposal of nonperforming loans expanded further; this, combined with uncertainties about the prospects for Iraq, caused stock prices to fall. Meanwhile, fiscal constraints forced further cuts in public investment, while the persistent deflationary trend and the falling stock market put dampers on private-sector demand. The overall economic picture thus continued to be bleak.

2. Course of Operations and Operating Results

(1) Step Up Plan

During the period under review we actively implemented the Step Up Plan, our medium-term management plan for the two years through March 2003. We achieved solid results from our efforts under this plan, allocating our management resources strategically and drawing on the integrated corporate strength of the entire Sumitomo Corporation Group to implement measures aimed at achieving drastic expansion of the earning base, further strengthening of the corporate structure, and further promotion of efficiency.

(2) Creating and expanding core businesses

In order to achieve the objectives of the Step Up Plan, we focused efforts on the creation and expansion of core businesses. The following are some examples of our undertakings:

(i) Consumer retailing

Summit, Inc., which operates a chain of food supermarkets centering on the Tokyo area, achieved positive results during the period under review. We also strengthened our three-way relationship with The Seiyu, Ltd., and Wal-Mart Stores, Inc., aimed at the expansion of business. In addition we worked to achieve expanded sales at the supermarkets in which we hold equity stakes, striving to build a business model extending from product development through logistics with a primary focus on fresh food products with high levels of "traceability."[1] In the area of the fashion brand business, Coach Japan, Inc., recorded steady sales growth centering on the flagship store opened last year in Tokyo's Ginza district, and this company is moving ahead actively with plans to expand sales through the development of additional outlets, including a second flagship store in the Shibuya district of Tokyo this April. In April last year we consolidated our drugstore operations into Sumisho Drugstores, Inc., thereby adding momentum to the development of our chain of drugstores with prescription departments, centering on the Tokyo area.

(ii) Resources and energy

Operations have been progressing smoothly in the Batu Hijau copper/gold mine development project in Indonesia, and increased profits were achieved through cost cutting and increased production at the local business enterprise. We were also able to expand our profits in our liquefied petroleum gas (LPG) business by making use of our logistical setup extending from imports to retail sales and by keeping on top of supply-demand developments overseas and within Japan. Meanwhile, in the area

---

[1] "Traceability" refers to a set of arrangements making it possible to track and confirm information about products, particularly foodstuffs, as they make their way from the raw material stage through the production stage to the retail stage.

of independent power producer (IPP) operations we acquired a portion of the partnership interests of a thermal power plant in the United States, and business enterprises that we set up in Vietnam and Taiwan together with The Tokyo Electric Power Company, Incorporated and others undertook the construction of thermal power plants. In addition, we established power-generating companies, including Summit Onahama S Power Corporation and Summit Myojyo Power Corporation, to actively develop our retail electric power business in eastern Japan.

(iii) Pharmaceuticals and biotechnology

In December last year we established Summit Pharmaceuticals China Ltd. in Shanghai, creating a setup for the supply of high-quality materials making use of an inspection laboratory. Meanwhile, together with Summit Pharmaceuticals International Corporation we established Summit Glycoresearch Corporation, aiming to develop innovative technologies and products in the cutting-edge field of glycotechnology. SC BioSciences Corporation worked to develop its sales of biotechnology-related devices and its commissioned research activities, and during the period under review it acquired exclusive sales rights in Japan for research reagents developed by the U.S. firm Quantum Dot Corporation.

(iv) Information industry

Jupiter Telecommunications Co., Ltd., a multiple system operator offering cable television, Internet, and telephone services, greatly improved its earnings, increasing its base of subscribers to approximately 1.63 million households as of the end of March, 2003, up 20% from a year before. Jupiter Programming Co., Ltd., worked at developing its business of providing programming for cable TV and satellite broadcasting services and continued to enjoy good results in sales of its pay-channel offerings, again expanding its profits. In our movie-related operations, we realized a steady improvement in the results of our film-distribution and cinema-complex business enterprises; and the film *Tasogare Seibei* (The Twilight Samurai), in which we invested, took the Best Picture prize in the Japan Academy Awards.

(v) Logistics-related operations

At Thang Long Industrial Park in Vietnam, in addition to sales of industrial lots, we provided services for businesses in the park, including the installation of equipment, the supply of materials, and the transportation of products. We also actively sold lots at the Wuxi Huayou Industrial Park, which we set up as a joint venture with the city of Wuxi and others. Additionally within China we constructed logistical centers covering three major regions, north, east, and south, to provide high-value-added services. In East China, for example, we began operations at Shanghai Sumisho–ADP International Forwarding Co., Ltd., which handles international logistics services, and at Shanghai Dazhong Sagawa Logistics Co., Ltd., a parcel-delivery service.

We also strove to develop our operations actively in other fields, taking advantage of our integrated corporate strength. For example, we acquired the steel business of Nomura Trading Holdings Co., Ltd. and reached a general agreement with Nichimen Corporation on acquisition of the latter's steel product operations; both these moves were aimed at further boosting our sales and processing capabilities to meet customers' needs in the area of steel products. In our real estate business, sales of ultra-high-rise luxury condominiums in the Tokyo metropolitan area progressed steadily; while in the field of home construction materials we acquired control of IG Kogyo Co., Ltd., a top manufacturer of metal siding, and we entered into a three-way partnership with Nichiha Corporation, a general manufacturer of residential siding. In the area of transportation equipment projects, Sumitomo Corporation of America won the position of the principal contractor for the automated people-mover system at Washington Dulles International Airport, a project undertaken in partnership with Mitsubishi Heavy Industries, Ltd. We were also actively involved in developing financial products; for example, we concluded a derivative contract with Shinanen Co., Ltd., to lessen the risk from price volatility in kerosene transactions. And in the area of sales of materials to electronics manufacturers, we established Summit Electro-Materials Sales Co., Shanghai, Ltd., to meet the needs of manufacturers that have set up operations in East China, using our Supply Chain Management (SCM)[2] system to establish an integrated supply scheme.

(3) Legal compliance

We have been focusing considerable efforts on ensuring full compliance with applicable laws and regulations. In November 2000 we set up a Legal Compliance Committee, which has promoted compliance awareness among employees with the preparation of a manual for use inside the Company. During the period under review we designated "compliance leaders" in each of our business units and major overseas offices as part of our drive to strengthen our compliance architecture levels in every organizational unit and region. We have also been striving to promote even more thorough compliance by providing firm guidance to the subsidiaries of the Sumitomo Corporation Group.

(4) Copper trading incident

With respect to the copper trading incident, several civil lawsuits are pending against the company outside of Japan. We have been vigorously defending ourselves against these lawsuits, aiming at

[2] The Supply Chain Management (SCM) system is an overall approach aimed at maximizing the efficiency of the flows of goods, payments, and information all the way from the procurement stage through production and sales, based on the application of advanced information technology (IT) and logistics technology (LT).

resolving them promptly. We have also been making maximum efforts to recover our own losses, bringing suits for damages against foreign companies that abetted the unauthorized copper trading.

(5) Operating results and financial status

(i) Consolidated operating results
[Prepared on the basis of accounting principles generally accepted in the United States of America]

The Company's consolidated total trading transactions for the fiscal year 2002 amounted to 9,229.6 billion yen, a 4.3% decrease from the previous fiscal year. This was due to continued withdrawal from less profitable businesses and deconsolidation of certain subsidiaries into associated companies. Gross trading profit increased 9.2 billion yen to 496.4 billion yen. By segment, Transportation & Construction Systems increased due to the expansion of automobile dealership and finance businesses in Europe and Asia. In Materials & Real Estate, sales of condominiums in the Tokyo metropolitan area showed strong performance. The subsidiaries' foodstuff & fertilizer businesses and retail businesses in Consumer Goods & Service improved. On the other hand, Machinery & Electric was affected mainly by weak demand in the domestic market, and Media, Electronics & Network decreased due to the deconsolidation of a subsidiary into an associated company. Chemical, and Domestic Regional Business Units, Offices and Branch Offices also decreased.

Selling, general and administrative expenses increased by 5.5 billion yen from the previous fiscal year, resulting from the expansion of subsidiaries' businesses and the increase in pension expense and amortization for software.

In other expenses, reflecting the weak stock market, valuation loss on marketable securities and investments mainly of Japanese financial institutions was recognized, and gain on sale of marketable securities and investments decreased. In addition, impairment losses of long-lived assets was recognized due to the deflation in the domestic real estate market. As a result, although equity in earnings of associated companies increased by 9.6 billion yen to 9.8 billion yen, net income for the fiscal year totaled 28.3 billion yen, a decrease of 16.9 billion yen from the previous year.

(ii) Non-consolidated operating results
[Prepared on the basis of accounting principles generally accepted in Japan]

The Company's sales amounted to 6,686.6 billion yen, a 20.1 % decrease from the previous fiscal year. This was due to continued withdrawal from less profitable businesses. Although gross trading profit increased by 1.4 billion yen to 170.7 billion yen, operating profit decreased by 4.8 billion yen to 12.8 billion yen, due to the increase in selling, general and administrative expenses. Ordinary income decreased by 23.6 billion yen to 27.4 billion yen, reflecting the decrease in both dividends received and gains on sales of securities. After recognizing extraordinary gains such as gains on sales of investment securities, and extraordinary losses such as valuation losses on investment securities and impairment losses of long-lived assets, net loss for this fiscal year totaled 32.1 billion yen, a 48.1 billion yen decrease from net income of the previous fiscal year of 16.0 billion yen.

(iii) Consolidated financial status

[Prepared on the basis of accounting principles generally accepted in the United States of America]

As of March 31, 2003, total assets increased by 11.1 billion yen to 4,863.7 billion yen from March 31, 2002. This was due to an increase of operating assets by expanding the earning base and an increase of cash and cash equivalents to maintain sufficient liquidity, despite a decrease of foreign currency assets' value caused by appreciation of the yen and a decrease of other investments because of weak stock prices. Shareholders' equity decreased by 24.1 billion yen to 626.3 billion yen from March 31, 2002, affected by declining stock prices and an appreciation of the yen. As a result, the shareholders' equity ratio decreased by 0.5 points to 12.9%.

In the fiscal year 2002, net cash provided by operating activities was 67.0 billion yen, while net cash of 59.9 billion yen was used in investing activities for strategic investments and expansion of the earning base. As a result, free cash flows in fiscal year 2002 amounted to 7.2 billion yen cash in. Net cash provided by financing activities amounted to 43.0 billion yen, by raising long-term debt including issuing bonds for the purpose of improving working capital and securing liquidity. As a result, cash and cash equivalents increased by 47.6 billion yen to 324.4 billion yen from March 31, 2002.

3. Future Prospects and Management Challenges

(1) Economic prospects

The global economy is expected to continue a gradual recovery centering on the United States, but a number of uncertainties, such as the situation in Iraq and the outbreak of severe acute respiratory syndrome (SARS), have the potential of exerting a negative economic impact.

Within Japan, while there is hope for a recovery in plant and equipment investment, consumer spending growth is likely to be held down by such factors as the expected continuation of a harsh employment situation and the hiking of social security charges. The combination of international uncertainties and domestic concerns about a possible further decline in domestic stock prices and the effects of accelerated disposal of nonperforming loans might cause the recovery to be short-lived.

(2) Launch of AA Plan

With the start of the new fiscal year this April, we have launched the "AA Plan"[3] as our next medium-term management plan for the two years following completion of the Step Up Plan; in this way we are keeping up our efforts to carry out continuous change so as to become a global leading company. Our aim for the future is to achieve a level of earning power that can cover shareholders' capital cost, namely, a consolidated risk-adjusted return[4] ratio of 7.5%. Under the AA Plan our target is to approach this goal by achieving a ratio of 6% or more. The following are some of the concrete measures we will take under this plan.

(i) Expansion of the earning base and strategic moves to the future by maximizing our integrated corporate strength

We will make the fullest possible use of our management resources by advancing our Business Portfolio Strategy and focusing even greater efforts on high-return, high-growth fields of business. In addition, we will aim for further expansion of our operations, drawing on our integrated corporate strength at the same time as we actively tackle new technologies, strategic fields, and strategic regions. We will also focus on hiring, developing, and utilizing human resources with the aim of strengthening our business foundations.

---

[3] "AA" is short for "Approach for Achievement." The name of the plan is an expression of our determination to approach a level of earning power sufficient to cover our shareholders' capital cost.

[4] The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

(ii) Enhancing our corporate strength with efficiency and soundness

We will pursue efficient group management on a global basis. In the face of diversifying and growing risks, we will focus our efforts both to advance our risk management and to secure thorough legal compliance.

(3) Corporate governance

Based on the view that aiming for enhanced efficiency and soundness in our management and securing transparency are top priorities, we are planning a number of specific steps to build a flexible and efficient management setup:

First of all, we will establish an auditing setup based on diverse perspectives, bringing in an outside accounting expert as corporate auditor so as to make the majority of our auditors people from outside the Company. We will also seek a broad range of advice and suggestions concerning management strategy and medium- and long-term issues from the four knowledgeable persons from outside whom we have appointed as advisors. In addition, we are reducing the size of our Board of Directors to twelve so that it can make quick and rational decisions, and we are adopting an executive officer system so as to further clarify executive responsibility and authority and to strengthen the oversight function of the Board. It has been decided that in principle the chairman and the president will serve for a maximum of three two-year terms.

As a concrete expression of our basic thinking on corporate governance, including the points outlined above, we have recently compiled the "Sumitomo Corporation Corporate Governance Principles."

Through these efforts, we will work to further develop Sumitomo Corporation into a global leading company that can achieve prosperity and realize dreams for our shareholders and all our other stakeholders. At the same time we will strive to further increase our corporate value and conduct our activities in such a way as to earn our shareholders' support.

We sincerely request the ongoing support of all our shareholders.

4. General Condition of Consolidated Operating Results

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(1) Summary of Consolidated Financial Statements

	132nd year (1999)	133rd year (2000)	134th year (2001)	135th year (2002)
Total trading transactions (millions of yen)	10,656,046	10,080,062	9,645,379	9,229,576
Gross trading profit (millions of yen)	474,674	488,400	487,274	496,449
Net income (millions of yen)	35,065	40,344	45,216	28,280
Net income per share -basic (yen)	32.94	37.91	42.49	26.58
Total assets (millions of yen)	4,904,644	4,950,079	4,852,554	4,863,695
Total shareholders' equity (millions of yen)	634,223	622,957	650,366	626,250
Shareholders' equity per share (yen)	595.83	585.33	611.14	588.84
Shareholders' equity ratio (%)	12.9	12.6	13.4	12.9
Interest-bearing liabilities (net) (millions of yen)	2,503,827	2,447,663	2,528,794	2,502,835
Debt-equity ratio (net) (times)	3.9	3.9	3.9	4.0

Notes: 1. Interest-bearing liabilities (net) excludes Cash and cash equivalents and Time deposits from Interest-bearing liabilities.

2. Interest-bearing liabilities (net) for the 134th and the 135th fiscal year presented above include the amounts arose from the effect of adopting Statement of Financial Accounting Standards No.133 "Accounting for Derivative Instruments and Hedging Activities." The amount recognized from the effect of adoption for the 134th and the 135th fiscal year was 40,518 millions and 54,541 millions of yen, respectively.


Gross trading profit
(billions of yen)
600
500
400
300
200
100
0
132nd year
133rd year
134th year
135th year


Net income
(billions of yen)
50
40
30
20
10
0
132nd year
133rd year
134th year
135th year


Total shareholders' equity & Shareholders' equity ratio
(billions of yen)
(%)
700
600
500
400
300
200
100
15
10
5


Interest-bearing liabilities (net) & Debt-equity ratio (net)
(trillions of yen)
(times)
3.0
2.5
2.0
1.5
1.0
0.5
6
5
4
3
2
1

(2) Segment Information

For the years ended March 31, 2003 and 2002

Operating segments:

2003:

Segment		Millions of Yen						As of March 31
		Total trading transactions		Gross trading profit		Net income		Segment assets
Metal Products	¥	920,406	¥	37,179	¥	6,341	¥	344,055
Transportation & Construction Systems		1,370,104		86,154		5,640		764,872
Machinery & Electric		1,431,458		28,622		1,827		451,214
Media, Electronics & Network		372,712		40,870		8,527		339,205
Chemical		403,444		23,556		1,067		186,508
Mineral Resources & Energy		1,412,064		31,626		3,857		309,513
Consumer Goods & Service		866,143		86,052		5,293		271,461
Materials & Real Estate		400,160		48,428		1,615		449,586
Financial & Logistics		112,106		15,506		1,998		161,539
Domestic Regional Business Units, Offices and Branch Offices		1,385,653		51,164		(4,878)		569,789
Overseas Subsidiaries and Branches		1,102,333		59,335		7,127		503,706
Segment Total		9,776,583		508,492		38,414		4,351,448
Corporate and Eliminations		(547,007)		(12,043)		(10,134)		512,247
Consolidated	¥	9,229,576	¥	496,449	¥	28,280	¥	4,863,695

2002:

Segment		Millions of Yen						As of March 31
		Total trading transactions		Gross trading profit		Net income		Segment assets
Metal Products	¥	915,232	¥	36,602	¥	4,463	¥	314,112
Transportation & Construction Systems		1,280,539		78,459		4,357		738,215
Machinery & Electric		1,701,871		30,643		4,072		421,239
Media, Electronics & Network		464,752		41,946		6,318		291,370
Chemical		427,071		25,534		1,864		204,780
Mineral Resources & Energy		1,203,170		30,059		2,462		266,705
Consumer Goods & Service		907,885		81,925		5,089		277,404
Materials & Real Estate		613,214		42,616		2,970		480,349
Financial & Logistics		105,064		14,546		1,345		152,510
Domestic Regional Business Units, Offices and Branch Offices		1,706,893		53,077		4,124		590,681
Overseas Subsidiaries and Branches		1,001,664		59,090		7,879		477,281
Segment Total		10,327,355		494,497		44,943		4,214,646
Corporate and Eliminations		(681,976)		(7,223)		273		637,908
Consolidated	¥	9,645,379	¥	487,274	¥	45,216	¥	4,852,554

2003:

Segment		Millions of U.S. Dollars						As of March 31
		Total trading transactions		Gross trading profit		Net income		Segment assets
Metal Products	$	7,670	$	310	$	53	$	2,867
Transportation & Construction Systems		11,418		718		47		6,374
Machinery & Electric		11,929		238		15		3,760
Media, Electronics & Network		3,106		341		71		2,827
Chemical		3,362		196		9		1,554
Mineral Resources & Energy		11,767		264		32		2,579
Consumer Goods & Service		7,218		717		44		2,262
Materials & Real Estate		3,335		404		14		3,747
Financial & Logistics		934		129		17		1,346
Domestic Regional Business Units, Offices and Branch Offices		11,547		426		(41)		4,748
Overseas Subsidiaries and Branches		9,186		494		59		4,198
Segment Total		81,472		4,237		320		36,262
Corporate and Eliminations		(4,559)		(100)		(84)		[illegible]

(3) Status of Consolidated Subsidiaries and Other Associated Companies

	132nd year (1999)	133rd year (2000)	134th year (2001)	135th year (2002)
Number of consolidated subsidiaries (Number of employees)	553 (33,057)	520 (30,715)	523 (30,264)	534 (31,589)
Number of associated companies	214	207	197	187

(4) Status of Important Subsidiaries, etc.

	Segment	Capital stock	Major lines of business
Asian Steel Company Ltd. (S)	Metal Products	S$41,176 thousand	Steel service center in Southeast Asia
Sumisho Metalex Corporation (S)	Metal Products	¥1,169 million	Sale of non-ferrous metals and their products
Sumisho Auto Leasing Corporation (S)	Transportation & Construction Systems	¥2,750 million	Leasing of automobiles and automobile-related goods
PT. Oto Multiartha (S)	Transportation & Construction Systems	IDR325,000 million	Automobile financing operations
Sumisho Computer Systems Corporation (S)	Media, Electronics & Network	¥21,152 million	Software development and data processing service
Sumisho Electronics Co., Ltd. (S)	Media, Electronics & Network	¥7,001 million	Sale and lease of computers and related machinery
Jupiter Telecommunications Co., Ltd. (A)	Media, Electronics & Network	¥47,002 million	Cable TV multiple system operations
Cantex Inc. (S)	Chemical	US$15,000 thousand	Manufacture and sale of polyvinyl chloride pipes
LNG Japan Corporation (A)	Mineral Resources & Energy	¥8,002 million	Natural gas exploration, development, production, liquefaction, transport, sales, and other related business
Summit, Inc. (S)	Consumer Goods & Service	¥3,920 million	Supermarket
Sumisho & Mitsuibussan Kenzai Co., Ltd. (A)	Materials & Real Estate	¥2,500 million	Sales of various building materials, construction materials, etc., and construction work

	Segment	Capital stock	Major lines of business
Bluewell Corporation (S)	Financial & Logistics	¥125 million	Life and non-life insurance agency business
Sumitomo Corporation of America (S)	Overseas Subsidiaries and Branches	US$411,000 thousand	Export, import and wholesale
Sumitomo Corporation Europe Holding Limited (S)	Overseas Subsidiaries and Branches	£86,153 thousand	Holding company of European subsidiaries
Sumitomo Corporation (Singapore) Pte. Ltd. (S)	Overseas Subsidiaries and Branches	S$47,000 thousand	Export, import and wholesale
Sumisho Lease Co., Ltd. (A)	Corporate	¥14,760 million	Leasing Business

Note: (S) and (A) stand for subsidiaries and associated companies respectively.

5. General Condition of Non-consolidated Operating Results
[Prepared on the basis of accounting principles generally accepted in Japan]

(1) Trend of Operating Results and Financial Status

	132nd year (1999)	133rd year (2000)	134th year (2001)	135th year (2002)
Sales (millions of yen)	9,660,105	9,001,281	8,370,858	6,686,622
Gross trading profit (millions of yen)	181,666	172,546	169,315	170,690
Operating profit (millions of yen)	15,941	15,477	17,635	12,788
Net income for the period (millions of yen)	15,014	15,251	16,008	-32,084
Net income per share (yen)	14.10	14.32	15.04	-30.15
Total assets (millions of yen)	3,186,655	3,279,108	3,263,427	3,247,114
Total shareholders' equity (millions of yen)	515,950	580,923	552,497	490,187
Shareholders' equity per share (yen)	484.70	545.74	519.15	460.90
Shareholder's equity ratio (%)	16.19	17.72	16.93	15.10

(i) Net income per share is calculated based on the average number of shares during the fiscal year, and shareholders' equity per share is calculated based on the total number of shares outstanding at the fiscal year-end. Starting in the 134th fiscal year, both net income per share and shareholders' equity per share are calculated after subtracting treasury stock from the total number of shares outstanding.

(ii) With the application of accounting standards for financial instruments starting in the 133rd fiscal year, unrealized holding gains on securities and others are included in the calculation of shareholders' equity.

(2) Sales by Operating Segment (millions of yen)

	134th year (2001)	135th year (2002)	Increase/Decrease
Metal Products	826,724	762,474	-64,250
Transportation & Construction Systems	1,240,926	975,479	-265,447
Machinery & Electric	1,644,047	1,364,713	-279,334
Media, Electronics & Network	189,150	76,191	-112,959
Chemical	366,428	187,900	-178,528
Mineral Resources & Energy	1,170,548	1,282,759	112,211
Consumer Goods & Service	660,126	579,497	-80,629
Materials & Real Estate	532,003	229,027	-302,976
Financial & Logistics	73,703	84,947	11,244
Domestic & overseas offices and others	1,667,203	1,143,635	-523,568
Total	8,370,858	6,686,622	-1,684,236

Note: As in the past, the Company has continued to reassess less profitable transactions, including the Company's involvement as an agent or the like with regard to transactions of the Company's subsidiaries as contracting parties. This resulted in a decrease in non-consolidated sales for the 135th fiscal year.

(3) Status of Fund Raising

With respect to fund raising, in addition to using means such as long-term and short-term borrowing and the issuance of commercial paper, the Company has been issuing unsecured debentures as follows:

June 2002	Sixteenth series unsecured debentures; 10 billion yen: due June 2012, fixed and floating interest rate [note].
February 2003	Seventeenth series unsecured debentures; 20 billion yen: due February 2010, interest rate 0.81% p.a.
February 2003	Eighteenth series unsecured debentures; 10 billion yen: due December 2012, interest rate 1.165% p.a.
March 2003	Nineteenth series unsecured debentures; 10 billion yen: due March 2013, interest rate 1.08% p.a.
March 2003	Twentieth series unsecured debentures; 12 billion yen: due March 2011, interest rate 0.815% p.a.

Note: (i) June 2002-June 2005: fixed interest rate 2.00% p.a.

(ii) June 2005 onward: floating interest 20-year swap rate - 2-year swap rate + 0.25%

II. General Condition of the Company (As of March 31, 2003)

1. Major Lines of Business

The Company engages in many-sided business activities across a wide range of fields, including not only domestic and foreign trade (including offshore trade) in metals, machinery, chemical/fuel, food/foodstuffs, textiles, general products, and other commodities of all types, but also construction business, real estate business, business related to the information and communication industry, retail business, service-related business in logistics, insurance, finance, lease, etc.

2. Status of Operating Locations

(1) Domestic

The Company, within Japan, commits itself aggressively to business activities, consisting of a head office in Tokyo, and 3 regional business units (Kansai, Chubu, Kyushu/Okinawa), 4 regional main offices (including Kobe Office in the Kansai Regional Business Unit) and 15 branch offices (including 14 offices in the regional business units) all over the country.

The regional business units, offices, and branch offices of the Company are, by region, as follows:

Region	Name (location)
Hokkaido	Hokkaido Office (Sapporo)
Tohoku	Tohoku Office (Sendai)
Kanto	Ibaraki Branch Office (Kashima)
Chubu	Chubu Regional Business Unit (Nagoya) Hokuriku Branch Office (Toyama), Shizuoka Branch Office and Hamamatsu Branch Office
Kansai (Kinki/Shikoku)	Kansai Regional Business Unit (Osaka) Kobe Office, Kyoto Branch Office, Wakayama Branch Office, Okayama Branch Office, Himeji Branch Office, Shikoku Branch Office (Takamatsu) and Niihama Branch Office
Chugoku	Chugoku Office (Hiroshima)
Kyushu/Okinawa	Kyushu Okinawa Regional Business Unit (Fukuoka) Kita-Kyushu Branch Office, Nagasaki Branch Office, Kumamoto Branch Office, Minami-Kyushu Branch Office (Kagoshima) and Okinawa Branch Office (Naha)

Notes: 1. In addition to the above, there are 3 sub-branch offices, and there are 4 locations including the head office of the Company's domestic incorporated subsidiary, Sumitomo Corporation Hokkaido Co., Ltd.

2. As of April 1, 2003, the Chugoku Office was placed under the Kansai Regional Business Unit, and Sumitomo Corporation Tohoku Co., Ltd. (to operate in 2 locations including the head office) was newly established as a domestic incorporated subsidiary.

(2) Overseas

The Company, overseas, commits itself aggressively to business activities, making use of its network of overseas operating locations, that consist not only of 3 branch offices and 59 representative offices, but also of 79 offices of 40 locally-incorporated subsidiaries, including Sumitomo Corporation of America, Sumitomo Corporation Europe Holding Limited, etc.

The details of branch offices, representative offices and locally-incorporated subsidiaries are as follows:

	Status of offices	Number of offices and subsidiaries
Asia	Branch Offices and Representative Offices	22 offices, including Beijing, Kuala Lumpur*, Ho Chi Minh City, etc.
	Locally-incorporated Subsidiaries	15 subsidiaries, that have 22 offices, including PT. Sumitomo Indonesia, Sumitomo Corporation (Singapore) Pte. Ltd., Sumitomo Corporation (Shanghai) Limited, etc.
Europe	Branch Offices and Representative Offices	10 offices, including Moscow, Almaty, Kiev, etc.
	Locally-incorporated Subsidiaries	9 subsidiaries, that have 18 offices, including Sumitomo Corporation Europe Holding Limited, Sumitomo Corporation Europe Plc, Sumitomo Deutschland GmbH, etc.
North America	Branch Offices and Representative Offices	nil
	Locally-incorporated Subsidiaries	Sumitomo Corporation of America and Sumitomo Canada Limited, that have 16 offices.

	Status of offices	Number of offices and subsidiaries
Central and South America	Branch Offices and Representative Offices	4 offices, including Guatemala, San Salvador, Havana, etc.
	Locally-incorporated Subsidiaries	9 subsidiaries, that have 13 offices, including Sumitomo Corporation do Brasil S.A., Sumitomo Corporation de Mexico S.A. de C.V., Sumitomo Corporation Colombia S.A., etc.
Middle East and Africa	Branch Offices and Representative Offices	26 offices, including Johannesburg*, Cairo, Riyadh, etc.
	Locally-incorporated Subsidiaries	Sumitomo Corporation Dis Ticaret A.S., Sumitomo Corporation Iran, Ltd. and Sumitomo Corporation M.E., FZ-LLC, that have 4 offices.
Oceania	Branch Offices and Representative Offices	nil
	Locally-incorporated Subsidiaries	Sumitomo Australia Limited and Sumitomo Corporation (New Zealand) Limited, that have 6 offices.
Subtotal	Branch Offices and Representative Offices	62 offices, that are composed of 3 branch offices and 59 representative offices.
	Locally-incorporated Subsidiaries	40 subsidiaries, that have 79 offices.
Total	141 places	

Note: The Company's branch offices are indicated by an asterisk (*).

3. Status of the Stock

(1) Number of shares authorized for issuance 2,000,000,000 shares

(2) Number of issued shares 1,064,608,547 shares

Notes: 1. No share was issued upon the conversion of convertible debentures during the fiscal year.

2. The number of shares that would be issued if all convertible debentures that were unconverted as of the end of the fiscal year were converted is approximately 29 million shares.

(3) Number of shareholders 47,835 persons

(4) Major Shareholders

Name of Shareholder	Ownership of shares of the Company		The Company's investment position in the major shareholder	
	Number of shares (in thousands of shares)	Shareholder's voting ratio	Number of shares (in thousands of shares)	Shareholder's voting ratio
Japan Trustee Services Bank, Ltd.	59,411	5.62%	nil	nil
The Master Trust Bank of Japan, Ltd.	57,273	5.41%	nil	nil
Sumitomo Life Insurance Co.	44,351	4.19%	nil	nil
Mitsui Sumitomo Insurance Co., Ltd.	39,010	3.69%	26,413	1.83%
Sumitomo Mitsui Banking Corporation	31,236	2.95%	nil	nil
The Bank of Tokyo-Mitsubishi, Ltd.	27,383	2.59%	nil	nil
NEC Corporation	23,316	2.20%	24,093	1.47%
The Dai-Ichi Mutual Life Insurance Co.	20,829	1.97%	nil	nil
Mizuho Corporate Bank, Ltd.	18,171	1.72%	nil	nil
The Sumitomo Trust & Banking Co., Ltd.	17,898	1.69%	6,533	0.45%

Notes: 1. Resona Bank, Limited., The Sumitomo Trust & Banking Co., Ltd. and Mitsui Trust Holdings, Inc. each owns an interest in Japan Trustee Services Bank, Ltd., which administers pension assets and the like and serves as nominal holder of the corresponding stock.

2. The Mitsubishi Trust and Banking Corporation, Nippon Life Insurance Co., UFJ Trust Bank Limited, Meiji Life Insurance Co. and Deutsche Bank each owns an interest in The Master Trust Bank of Japan, Ltd., which administers pension assets and the like and serves as nominal holder of the corresponding stock.
3. The Company's investment position in Sumitomo Mitsui Financial Group, Inc. (of which Sumitomo Mitsui Banking Corporation is a wholly-owned subsidiary) is 37,062 shares or 0.65% of voting ratio.
4. The Company's investment position in Mitsubishi Tokyo Financial Group, Inc. (of which The Bank of Tokyo-Mitsubishi, Ltd. is a wholly-owned subsidiary) is 27,651 shares or 0.45% of voting ratio.
5. The Company's investment position in NEC Corporation includes 23,299 thousand shares in a trust established by the Company for the purpose of paying retirement allowances, as to which shares the Company reserves the right to direct the exercise of voting rights.
6. The Company's investment position in Mizuho Financial Group, Inc. (of which Mizuho Corporate Bank, Ltd. is a wholly-owned (indirect) subsidiary) is 12,455 shares or 0.13% of voting ratio.

(5) Acquisition, Disposition, etc. and Holding of the Company's Treasury Stock

Held as of the end of the prior fiscal year	
Number and type of shares	387 thousand ordinary shares
Acquired during the fiscal year	
Number and type of shares	688 thousand ordinary shares
Total acquisition price	382 million yen
Disposed of or undergoing stock invalidation procedures during the fiscal year	
Number and type of shares	nil
Total disposition price	nil
Held as of the end of the fiscal year	
Number and type of shares	1,075 thousand ordinary shares

(6) Status of Convertible Debentures

Third series unsecured convertible debentures

Interest rate	1.5%
Conversion price as of March 31, 2003	¥1,237.3
Amount of convertible debentures converted during the fiscal year	nil
Amount of convertible debentures as of March 31, 2003	¥35,702 million
Converted rate as of March 31, 2003	28.60%

4. Major Lenders

Name of Lender	Loans payable (in millions of yen)	Ownership of shares of the Company by the Lender	
		Number of shares (in thousands of shares)	Shareholder's voting ratio
Sumitomo Life Insurance Co.	150,000	44,351	4.19%
Sumitomo Mitsui Banking Corporation	135,868	31,236	2.95%
The Bank of Tokyo-Mitsubishi, Ltd.	128,698	27,383	2.59%
Nippon Life Insurance Co.	107,500	13,098	1.24%
The Yasuda Mutual Life Insurance Co.	92,000	593	0.06%
The Dai-Ichi Mutual Life Insurance Co.	73,000	20,829	1.97%
Meiji Life Insurance Co.	67,500	10,000	0.95%
The Sumitomo Trust & Banking Co., Ltd.	64,809	17,898	1.69%
Development Bank of Japan	59,136	nil	nil
Japan Bank for International Cooperation	55,174	nil	nil

Note: As regards loans from Sumitomo Mitsui Banking Corporation, the Company has consented, at the request of this lender, to the transfer of such loans.

5. Status of Work Force

(1) Number of employees: 4,772 (57 decrease compared with the end of the prior fiscal year)

Note: In addition to the above, the number of employees employed by the overseas branch and representative offices of the Company and by overseas locally-incorporated subsidiaries is, respectively, 593 and 1,769, and total number is 2,362.

(2) Average age: 40 years 1 month

(3) Average years of service: 16 years 11 months

6. Amount of Remuneration and the Like Paid to Directors and Corporate Auditors

	Number of payees	Amount in the fiscal year	Additional information
Directors	30 persons	697 million yen	The maximum amount of director remuneration is 75 million yen per month. In addition to the amounts set forth to the left, the following consideration is paid to directors: (1) Amount equal to employee wages for Directors also serving as employees (including bonuses): 113 million yen (2) Director bonuses: 226 million yen (3) Director retirement bonuses (including pensions): 932 million yen
Corporate Auditors	5 persons	100 million yen	The maximum amount of corporate auditor remuneration is 11 million yen per month. In addition to the amounts set forth to the left, the following consideration is paid to corporate auditors: Corporate Auditor retirement bonuses (including pensions): 99 million yen

Note: As of the end of the fiscal year, we have twenty-four Directors and four Corporate Auditors. Two Directors who receive remuneration solely from overseas locally-incorporated subsidiaries are not included in the payees.

7. New Share Acquisition Rights

(1) Currently Issued New Share Acquisition Rights

The details are set forth in (ii)(a) of "(2) New Share Acquisition Rights Issued at Especially Favorable Terms during the Fiscal Year."

(2) New Share Acquisition Rights Issued at Especially Favorable Terms during the Fiscal Year

(i) Name of grantees and the Number of the new share acquisition rights allocated to each person

(a) Directors

The Company has allocated new share acquisition rights to the following persons in the following numbers: 10 to each of Chairman of the Board of Directors and President and CEO, 6 to each Executive Vice President, 5 to each Senior Managing Director, 4 to each Managing Director, and 2 to each Director. Names of these persons are as set forth on page 30 and 31.

(b) Employees

The Company has allocated new share acquisition rights to each of the following employees as Corporate Officers under the Company's qualification system.

Shoichiro Someya	Masahiro Ishikawa	Yukihiro Yoshida	Hisahiko Arai
Masahiro Sato	Masanori Nojima	Yoshitaka Ando	Yutaka Takagi
Akihiko Sono	Nobuhiko Ishizaka	Yoshihiko Shimazu	Yoshiaki Miyasako
Yoshiyuki Matsuoka	Yoshi Morimoto	Kenji Kajiwara	Yoshihisa Mizukami
Masaaki Uemura	Takeshi Sumiya	Keiji Nakajima	Hiroki Hachiya
Hisao Hokiguchi	Makoto Shibahara	Tomoyuki Moriizumi	Shingo Yoshii
Michihisa Shinagawa	Shuichi Mori	Goichi Orita	Yasuo Otani
Masahiko Nakane	Haruhiko Miki	Tsuguhito Aoki	Takayuki Kameoka
Mitsuhiko Yamada	Ryoji Nagao	Kazuo Omori	Nobuo Kitagawa
Kentaro Ishimoto	Yoshihiko Shimizu	Fumiaki Iwase	Naoki Takada
Makoto Sato	Minoru Uemura	Tsuneo Naito	Shunichi Arai
Takahiro Moriyama	Toyosaku Hamada	Ichiro Miura	

(ii) Particulars of the new share acquisition rights

The details concerning all new share acquisition rights allocated to the persons set forth in foregoing paragraph (i) are as follows:

(a) Total number of new share acquisition rights, type and number of shares subject to the rights and issue price of the rights

	Total number of new share acquisition rights	Type and number of shares subject to new share acquisition rights	Issue price of new share acquisition rights
Issued on August 1, 2002	159	159,000 of the Company's common shares	Without consideration

(b) Amount to be paid upon exercise of new share acquisition rights

The exercise price per share shall be ¥729. The amount to be paid for exercising a new share acquisition right shall be the exercise price per share, multiplied by the number of shares for every right.

(c) Conditions of the exercise of new share acquisition rights

(i) Grantees of the new share acquisition rights must also, at the time of the exercise thereof, be a Director or a Corporate Officer of the Company.

(ii) Even before expiration of the exercise period set forth in (d) below, under the following circumstances, new share acquisition rights must be forfeited and the rights in question shall cease to exist.

- In situations where the holder of the new share acquisition rights is found to have committed a crime that is punishable by imprisonment or harsher punishment.
- If the holder of new share acquisition rights passes away.
- If the holder of the new share acquisition rights announces, in writing, the decision to renounce all or part of the rights on company prescribed letterheads.

(iii) Transfer, pledge, any other encumbrance or inheritance of new share acquisition rights shall not be permitted.

(iv) The allotted new share acquisition rights are only allowed to be exercised by the number of shares that is the integral multiple of the number of the rights in question.

(d) Period for the exercise of new share acquisition rights

From April 1, 2003 until June 30, 2007.

(e) Retirement of new share acquisition rights

The Company may retire the allotment of new share acquisition rights without consideration if the person to whom such rights are allotted becomes unable to exercise the rights under (c)(i) above.

(f) Favorable terms of new share acquisition rights

As set forth above, the issue price of new share acquisition rights is free of consideration and the amount to be paid upon exercise of the rights is based on the current market value.

Notes: 1. With each new share acquisition right, the exercising party will be issued or transferred 1,000 common shares.

2. If the Company conducts a stock split or reverse stock split, the number of shares subject to new share acquisition rights will be adjusted using the following calculation formula. However, this adjustment will only be conducted for the number of shares subject to new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment will be rounded down.

$$\text{Number of shares after adjustment} = \text{number of shares before adjustment} \times \text{split or reverse split ratio}$$

3. Directors who are also serving as employees (Takehiro Yamanaka, Katsuichi Kobayashi, Susumu Kato and Michio Ogimura) were included as Directors.
4. If the Company issues new shares at a price below the market price, the exercise price shall be adjusted per the following formula, and then rounded up to eliminate any fraction of a yen arising from the adjustment. This formula shall not be utilized in circumstances such as the conversion of convertible bonds, the exercise of new share acquisition rights or new share subscription rights, and public stock offerings that have a fair issue price for the stock.

$$\text{Post-adjustment exercise price} = \text{pre-adjustment exercise price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{paid-in price per newly issued share}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting new issuance}}$$

Moreover, if the Company conducts a stock split or reverse stock split, the exercise price shall be adjusted proportionally according to the stock split or reverse stock split ratio and then rounded up to eliminate any fraction of a yen arising from the adjustment.

8. Directors and Corporate Auditors

Name	Position and area of responsibility in the Company, or major occupation
Kenji Miyahara	Chairman of the Board of Directors*
Motoyuki Oka	President and CEO*
Shigemi Hiranuma	Executive Vice President* (General Manager of the Metal Products Business Unit)
Naoki Kuroda	Executive Vice President* (General Manager of the Mineral Resources & Energy Business Unit)
Atsushi Nishijo	Executive Vice President (General Manager for the Americas and Director & President of Sumitomo Corporation of America)
Kosaburo Morinaka	Executive Vice President* (General Manager of the Machinery & Electric Business Unit and the Project Development Division)
Masabumi Kimura	Senior Managing Director* (General Manager of the Kansai Regional Business Unit)
Hironori Kato	Senior Managing Director* (General Manager of the Chemical and the Materials & Real Estate Business Units)
Hideki Yamane	Senior Managing Director (General Manager for China and Director & President of Sumitomo Corporation (China) Holding Ltd.)
Kenichi Nagasawa	Senior Managing Director* (General Manager of the Consumer Goods & Service Business Unit)
Koji Nakajima	Managing Director* (Deputy General Manager of the Kansai Regional Business Unit)
Yuji Tamura	Managing Director* (General Manager of the Media, Electronics & Network Business Unit)
Takaaki Shibata	Managing Director (General Manager for Europe, Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Plc)

Shuji Hirose	Managing Director* (General Manager of the Transportation & Construction Systems Business Unit)
Kenzo Okubo	Managing Director* (Assistant General Manager of the Metal Products Business Unit and General Manager of the Iron & Steel Division No.2)
Tadahiko Mizukami	Managing Director* (General Manager of the Financial & Logistics Business Unit)
Shizuka Tamura	Managing Director* (Assistant General Manager of the Chemical Business Unit and General Manager of the Life Science Division)
Masaomi Bando	Managing Director* (Assistant General Manager of the Materials & Real Estate Business Unit, and General Manager of the Construction & Real Estate Division and the General Construction Development & Coordination Department)
Noriaki Shimazaki	Managing Director* (Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group and the Financial Resources Management Group, and General Manager of the Human Resources Development & Information Management Group)
Nobuhide Nakaido	Managing Director* (Assistant General Manager of the Media, Electronics & Network Business Unit, General Manager of the Network Division and Managing Director Responsible for the e-Business Department)
Takehiro Yamanaka	Director (General Manager of the Tubular Products Division)
Katsuichi Kobayashi	Director (General Manager of the Chubu Regional Business Unit)
Susumu Kato	Director (General Manager of the Corporate Planning & Coordination Office)
Michio Ogimura	Director (General Manager of the Machinery & Electric Systems and the Power Project Divisions)
Takashi Nomura	Standing Corporate Auditor (Full-Time)
Isao Yamamoto	Standing Corporate Auditor** (Full-Time)

Hiroshi Maeda	Corporate Auditor** (Lawyer)
Itsuo Sonobe	Corporate Auditor** (Lawyer)

Notes: 1. Representative Directors are indicated by an asterisk (*).

2. Outside corporate auditors, stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*), are indicated by two asterisks (**).

Persons who retired as of June 21, 2002:

Takashi Nomura	(Executive Vice President)
Fumio Wada	(Executive Vice President)
Keitaro Yokohata	(Executive Vice President)
Muneo Shigematsu	(Senior Managing Director)
Tsunehiro Ichiki	(Managing Director)
Shigeki Sato	(Director)
Sakuo Namba	(Director)
Hiroo Kimura	(Director)
Takehiko Yonezu	(Standing Corporate Auditor)

As of April 1, 2003, the position and area of responsibility of Directors in the Company was changed for introducing the executive officer system.

The status of Directors and Corporate Auditors and "Position and area of responsibility in the Company, or major occupation" of Executive Officers as of April 1, 2003 is as set forth in the following pages.

9. Directors and Corporate Auditors (As of April 1, 2003)

Name/Position in the Company and major occupation

Name	Position	Name	Position
Kenji Miyahara	Chairman of the Board of Directors*		
Motoyuki Oka	President and CEO*		
Shigemi Hiranuma	Director*	Naoki Kuroda	Director*
Atsushi Nishijo	Director	Kosaburo Morinaka	Director*
Masabumi Kimura	Director*	Hironori Kato	Director*
Hideki Yamane	Director	Kenichi Nagasawa	Director*
Shuji Hirose	Director*	Koji Nakajima	Director*
Yuji Tamura	Director*	Takaaki Shibata	Director
Kenzo Okubo	Director*	Tadahiko Mizukami	Director*
Shizuka Tamura	Director	Masaomi Bando	Director*
Noriaki Shimazaki	Director*	Nobuhide Nakaido	Director*
Katsuichi Kobayashi	Director	Susumu Kato	Director*
Michio Ogimura	Director	Takehiro Yamanaka	Director
Takashi Nomura	Standing Corporate Auditor (Full-Time)		
Isao Yamamoto	Standing Corporate Auditor** (Full-Time)		
Hiroshi Maeda	Corporate Auditor** (Lawyer)		
Itsuo Sonobe	Corporate Auditor** (Lawyer)		

Notes: 1. Representative Directors are indicated by an asterisk (*).

2. Outside corporate auditors, stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*), are indicated by two asterisks (**).

At the end of the ordinary general meeting of shareholders to be held on June 20, 2003, the following persons serving domestically or overseas (excluding Chairman of the Board of Directors, President and CEO, person in charge of the Business Units and person in charge of the Corporate Groups) and the following assistants to President and CEO will retire as Directors, and with, this the number of Directors is scheduled to decrease to 12.

Atsushi Nishijo*	Masabumi Kimura (Assistant to President and CEO)	Hideki Yamane (Assistant to President and CEO)	Koji Nakajima (Assistant to President and CEO)
Yuji Tamura*	Takaaki Shibata*	Kenzo Okubo*	Shizuka Tamura*
Masaomi Bando*	Katsuichi Kobayashi*	Michio Ogimura*	Takehiro Yamanaka (Assistant to President and CEO)

Note: The persons who are indicated by an asterisk (*) shall continue to administer operations as Executive Officers subsequent to retiring as Directors.

10. Executive Officers (As of April 1, 2003)

Name	Position and area of responsibility in the Company, or major occupation
Motoyuki Oka	President and CEO*
Shigemi Hiranuma	Executive Vice President* (General Manager of the Metal Products Business Unit)
Naoki Kuroda	Executive Vice President* (General Manager of the Mineral Resources & Energy Business Unit)
Atsushi Nishijo	Executive Vice President (General Manager for the Americas and Director & President of Sumitomo Corporation of America)
Kosaburo Morinaka	Executive Vice President* (General Manager of the Machinery & Electric Business Unit)
Hironori Kato	Senior Managing Executive Officer* (General Manager of the Chemical and the Materials & Real Estate Business Units)
Kenichi Nagasawa	Senior Managing Executive Officer* (General Manager of the Consumer Goods & Service Business Unit)
Shuji Hirose	Senior Managing Executive Officer* (General Manager of the Transportation & Construction Systems Business Unit)
Yuji Tamura	Managing Executive Officer** (General Manager of the Kansai Regional Business Unit)
Takaaki Shibata	Managing Executive Officer (General Manager for Europe, Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Plc)
Kenzo Okubo	Managing Executive Officer** (Assistant General Manager of the Metal Products Business Unit and General Manager of the Iron & Steel Division No.2)
Tadahiko Mizukami	Managing Executive Officer* (General Manager of the Financial & Logistics Business Unit)

Shizuka Tamura	Managing Executive Officer (General Manager for China and Director & President of Sumitomo Corporation (China) Holding Ltd.)
Masaomi Bando	Managing Executive Officer** (Assistant General Manager of the Materials & Real Estate Business Unit and General Manager of the General Construction Development & Coordination Department)
Noriaki Shimazaki	Managing Executive Officer* (Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group and the Financial Resources Management Group, and General Manager of the Human Resources Development & Information Management Group)
Nobuhide Nakaido	Managing Executive Officer* (General Manager of the Media, Electronics & Network Business Unit)
Katsuichi Kobayashi	Managing Executive Officer (General Manager of the Chubu Regional Business Unit)
Susumu Kato	Managing Executive Officer* (General Manager of the Corporate Planning & Coordination Office)
Michio Ogimura	Managing Executive Officer (General Manager of the Machinery & Electric Systems Division)
Hisahiko Arai	Executive Officer (General Manager of the Materials & Supplies Division)
Yoshihiko Shimazu	Executive Officer (General Manager of the Project Development and the Information & Telecommunication Project Divisions)
Yoshi Morimoto	Executive Officer (General Manager of the Financial Resources Management Group)
Kenji Kajiwara	Executive Officer (General Manager of the Retail & Consumer Service Division)
Makoto Shibahara	Executive Officer (General Manager of the Planning & Administration Department of the Metal Products Business Unit)
Shingo Yoshii	Executive Officer (General Manager of the Media Division)
Michihisa Shinagawa	Executive Officer (General Manager of the Energy Division No.1)

Shuichi Mori	Executive Officer (General Manager of the Corporate Planning & Coordination Department)
Kazuo Omori	Executive Officer (General Manager of the Ship, Aerospace & Transportation Systems Division)
Kentaro Ishimoto	Executive Officer (General Manager of the Foodstuff & Fertilizer Division)
Makoto Sato	Executive Officer (General Manager of the Motor Vehicles Business Division)
Shunichi Arai	Executive Officer (Director & Executive Vice President of Sumitomo Corporation of America)
Toyosaku Hamada	Executive Officer (General Manager of the Corporate Finance Department)

Notes: 1. Representative Directors are indicated by an asterisk (*).

2. Representative Directors indicated by two asterisks (**) shall retire as Directors at the end of the ordinary general meeting of shareholders to be held on June 20, 2003.

Sumitomo Corporation

Non-consolidated Balance Sheets

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit: millions of yen)

Assets	As of March 31, 2003	As of March 31, 2002
Current assets	**1,676,730**	**1,733,706**
Cash and deposits	197,957	171,903
Notes receivable, trade	119,715	140,275
Accounts receivable, trade	835,268	816,596
Marketable securities	14	10
Merchandise	115,746	104,929
Real estate held for development and resale	59,558	77,764
Advances to suppliers	91,945	105,801
Prepaid expenses	35,042	32,179
Short-term loans receivable	159,570	203,185
Deferred tax assets	24,071	20,263
Other current assets	39,739	68,398
Allowance for doubtful receivables	-1,900	-7,600
Fixed assets	**1,570,383**	**1,529,720**
Tangible fixed assets, at cost less accumulated depreciation	271,437	264,399
Buildings	121,694	123,061
Other structures	2,792	3,033
Machinery and equipment	1,657	1,483
Vehicles and transportation equipment	400	427
Furniture and fixtures	2,734	3,252
Land	136,743	127,841
Construction in progress	5,413	5,298
Intangible fixed assets	42,474	37,750
Leaseholds and other	42,474	37,750
Investments and other assets	1,256,471	1,227,570
Investment securities	460,971	549,050
Investment securities in subsidiaries	261,610	271,717
Other equity interests	17,039	14,478
Other equity interests in subsidiaries	49,618	9,385
Long-term loans receivable	295,775	248,228
Long-term trade receivables, over due	67,051	67,897
Long-term prepaid expenses	88,436	56,682
Deposits in insurance company	-	45,049
Deferred tax assets	56,135	24,207
Other investments and assets	46,242	63,983
Allowance for doubtful receivables	-86,409	-123,110
Total assets	**3,247,114**	**3,263,427**

Liabilities and shareholders' equity	As of March 31, 2003	As of March 31, 2002
Current liabilities	**1,268,878**	**1,383,396**
Notes payable, trade	81,325	115,396
Accounts payable, trade	524,579	494,065
Short-term loans	208,686	242,778
Commercial paper	270,000	381,000
Convertible bonds (Due within one year)	35,702	-
Accrued expenses	27,507	14,575
Advances from customers	80,057	94,396
Deposits received	24,244	15,079
Deferred income	9,305	13,573
Other current liabilities	7,470	12,531
Long-term liabilities	**1,488,048**	**1,327,532**
Long-term loans	1,175,596	1,036,895
Bonds and notes	273,011	214,378
Convertible bonds	-	35,702
Other long-term liabilities	39,440	40,556
Total liabilities	**2,756,926**	**2,710,929**
Common stock	**169,438**	**169,438**
Capital surplus	**166,029**	**166,029**
Additional paid-in capital	166,029	166,029
Retained earnings	**153,658**	**194,482**
Appropriated for legal reserve	17,686	17,686
Reserve for losses on investment	3,320	3,344
Deferred gains on sales of fixed assets	49,453	44,000
General reserve	105,022	105,022
Unappropriated deficit	21,823	-
Unappropriated retained earnings	-	24,428
Net unrealized holding gains on securities and others	**1,808**	**22,913**
Treasury stock	**-748**	**-366**
Total shareholders' equity	**490,187**	**552,497**
Total liabilities and shareholders' equity	**3,247,114**	**3,263,427**

Important Accounting Principles

(1) Valuation method of securities

Trading securities	: stated at fair value (The cost of securities sold determined based on average cost of all shares of such security held at the time of sale)
Held to maturity securities	: stated at amortized cost (straight line)
Other securities	
- Marketable securities	: stated at fair value (unrealized holding gains and losses excluded from earnings and reported in a separate component of shareholders equity. The cost of securities sold determined based on the average cost of all shares of such security held at the time of sale)
- Non-marketable securities	: stated at average cost
Investment securities in subsidiaries and associated companies	: stated at average cost
Treasury stock	: stated at average cost

(2) Valuation method of inventories

Inventories are stated at the lower of cost or market based on the moving average method.

(3) Depreciation method of tangible fixed assets

Depreciation is principally computed by the declining-balance method.

Assets cost over 10 billions of yen (excluding accessory equipment) are depreciated based on the straight-line method.

Buildings acquired on and after April 1, 1998 are depreciated based on the straight-line method.

(4) Allowance and provisions

Allowance for doubtful receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected.

The Company maintains a specific allowance for impaired loans. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in the loans portfolio based on default probability and loss severity from the Company's past experience.

Accrued pension and severance liabilities

Accrued pension and severance liabilities is to be recognized based upon estimated benefit obligation and fair value of plan assets for postretirement benefit.

Since fair value of plan assets for postretirement benefit exceeds benefit obligation, no accrued pension and severance liabilities was recognized as of March 31, 2003.

Unrecognized actuarial loss is recognized over average remaining service period of 12 years. (straight line)

(5) Consumption tax

Consumption tax is accounted for by segregated method under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

Notes to Balance Sheet (As of March 31, 2003)

(1) Monetary receivables and payables to subsidiaries

short-term monetary receivables	352,911 millions of yen
short-term monetary payables	72,819 millions of yen
long-term monetary receivables	120,147 millions of yen
long-term monetary payables	3,332 millions of yen

(2) Accumulated depreciation of tangible fixed assets — 57,315 millions of yen

(3) Collateralized assets — 107,343 millions of yen

(4) Contingent liabilities for guarantees — 439,160 millions of yen
(Including keep-well agreement on subsidiaries' financing arrangements — 134,552 millions of yen)

(5) Notes discounted — 46,102 millions of yen

(6) The Commercial Code of Japan imposes certain limitation on the amount of retained earnings available for dividend. The following is deducted from net assets available for dividends.
Net unrealized holding gains on securities and others — 1,808 millions of yen

(7) The Commercial Code Enforcement Regulations as amended on April 1, 2003 apply to the entry methods used in the Business Report, the Non-consolidated Balance Sheet, the Non-consolidated Statement of Income and supplementary schedules for the 135th fiscal year (ended March 31, 2003). The presetation of the amounts in millions of yen and the number of stocks in thousands are rounded down, except for those presented in the "Summary of Consolidated Financial Statements" and the "Segment Information" in the Business Report. Moreover, pursuant to the same Regulations, changes were made to the method of representation in the Non-consolidated Balance Sheet and Non-consolidated Statement of Income for the 134th fiscal year (ended March 31, 2002), provided as reference.

Sumitomo Corporation

Non-consolidated Statements of Income

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit : millions of yen)

	For the years ended March 31			
	2003		2002	
Operating income/expenses				
Sales		6,686,622		8,370,858
Cost of sales	6,515,931		8,201,542	
Gross trading profit		170,690		169,315
Selling, general and administrative expenses	157,901		151,680	
Operating profit		12,788		17,635
Non-operating income/expenses				
Non-operating income		34,180		65,059
Interest income		16,184		19,834
Dividend income		11,410		23,868
Other non-operating income		6,585		21,356
Non-operating expenses	19,543		31,652	
Interest expenses	12,509		16,381	
Interest expenses on commercial paper	225		288	
Other non-operating expenses	6,808		14,983	
Ordinary income		27,425		51,043
Extraordinary gains		26,786		67,500
Gains on sales of fixed assets		5,344		16,004
Gains on sales of investment securities		17,101		13,119
Gains on securities transferred to pension fund		2,317		14,988
Settlement received on copper trading litigation		2,022		17,707
Reversal of allowance for doubtful receivables and others in specific countries		-		5,681
Extraordinary losses	104,796		97,185	
Losses on sales of fixed assets	869		2,632	
Losses on sales of investment securities	3,777		3,822	
Valuation losses on investment securities	74,329		51,966	
Provision for bad debts reserve of affiliates and others	9,157		32,569	
Impairment losses of long-lived assets	14,102		-	
Provision for doubtful receivables and others in specific countries	2,559		-	
Payment for settlement on copper trading litigation	-		6,195	
Net loss before income taxes	50,584		-	
Net income before income taxes		-		21,358
Income taxes	1,900		2,550	
Income taxes-deferred		20,400	2,800	
Net loss	32,084		-	
Net income		-		16,008
Unappropriated earnings after appropriation		14,516		12,677
Interim dividends paid	4,256		4,256	
Unappropriated deficit, end of year	21,823		-	
Unappropriated retained earnings, end of year		-		24,428

(For the year ended on March 31, 2003)

Notes: 1. Operating transactions to subsidiaries — Sales 544,462 millions of yen; Purchases 423,166 millions of yen

2. Non-operating transactions with subsidiaries 9,436 millions of yen

Sumitomo Corporation

Proposal for Appropriation of Retained Earnings

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit : yen)

	For the year ended March 31, 2003
(Unappropriated retained earnings, end of year)	
Unappropriated deficit, end of year	21,823,970,883
Reversal of reserve for losses on investments	32,031,270
Reversal of deferred gains on sales of fixed assets	1,278,248,443
Reversal of general reserve	40,000,000,000
Total	19,486,308,830
(Appropriation)	
Cash dividends	4,254,131,392
(Cash dividends per share............yen)	(4)
Reserve for losses on investments	62,023,614
Deferred gains on sales of fixed assets	3,543,275,573
Unappropriated retaiend earnings after appropriation	11,626,878,251

Note: The company paid out the interim dividend of ¥4,256,314,236 (¥4 per share) on December 2, 2002.

Audit Report by the Accounting Auditor (conformed copy)

INDEPENDENT AUDITORS' REPORT

May 13, 2003

To: Board of Directors

Sumitomo Corporation

Asahi & Co.

By: Seijiro Noguchi (seal)

Representative and Engagement Partner

Certified Public Accountant

By: Kenji Itoh (seal)

Representative and Engagement Partner

Certified Public Accountant

By: Yoshiki Shirakawa (seal)

Engagement Partner

Certified Public Accountant

Pursuant to Article 2 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*)," we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only) and the proposed appropriations of retained earnings for the 135th fiscal year (April 1, 2002 through March 31, 2003) and the supplementary schedules (with respect to accounting matters only) of Sumitomo Corporation. The accounting matters included in the business report and the supplementary schedules referred to above are based on the Company's books of account. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audits.

Our audit was made in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial documents and the supplementary statements are free of material misstatement. Our audit was examined on a test basis, which includes evaluating the overall financial statements and supplementary schedules presentation, as well as assessing the accounting principles used and estimates made by management. We believe that our audit provides a reasonable basis for our opinion. Furthermore, our audit includes such auditing procedures applied to subsidiaries as considered necessary.

As a result of the audit, in our opinion,

(1) the balance sheet and the statement of income and retained earnings present fairly the financial position and operations of the Company in conformity with laws, ordinances and the Articles of Incorporation of the Company,

(2) the business report, as far as the accounting data included in such report are concerned, presents fairly the status of the Company in conformity with laws, ordinances and the Articles of Incorporation of the Company,

(3) the statement of proposed appropriation of retained earnings has been prepared in conformity with laws, ordinances and the Articles of Incorporation of the Company, and

(4) the schedules related to the financial statements, as far as the accounting data included in such schedules are concerned, have been prepared in conformity with the provisions of the Commercial Code.

We, Asahi & Co. and respective engagement partners, have no financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountant Law.

Audit Report by the Board of Corporate Auditors (conformed copy)

AUDIT REPORT

Having received the report from each Corporate Auditor on the method and results of the audit toward the Directors' performance of their duties during the 135th fiscal year (April 1, 2002 through March 31, 2003), we, the Board of Corporate Auditors, made this Audit Report with due deliberation and report as follows.

1. Outline of the Auditing Methods

(1) According to the policy of the audit formulated by the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors and other important meetings, received business reports from Directors and others, inspected important documents and investigated the operating and financial status at the major operating facilities, in addition to investigating the aforementioned status of subsidiaries as necessary.

(2) We received from the Accounting Auditor a report and explanation concerning its audit, attended its audit from time to time, and carefully studied the financial statements and the supplementary schedules.

(3) We carried on, as necessary, such pertinent investigations that in regard to transactions in which a Director may have had a conflicting competitive or personal interest, we investigated whether and how the matter had been referred to the Board of Directors, and we requested particularly detailed reports from the Directors; in regard to the provision of gratuitous benefits by the Company and the acquisition or disposition etc. of the Company's own shares, we inspected relevant documents and investigated in detail based on the accounting records; and, in regard to non-customary transactions with subsidiaries or shareholders, we studied transaction records in detail and received reports from subsidiaries, etc.

2. Results of Our Inspection

(1) We consider that the method and results of the audit performed by Asahi & Co., the Accounting Auditor, are proper.

(2) We consider that the business report (excepting accounting matters) complies with the applicable laws and regulations and with the Articles of Incorporation of the Company and presents fairly the status of the Company.

(3) We consider that the proposed appropriations of retained earnings are proper and that there is no matter that requires comment, in the light of the Company's financial status and other circumstances.

(4) We consider that the supplementary schedules (excepting accounting matters) present fairly the

matters that should be presented and that there is no matter that requires comment.

(5) We do not consider that there were any unfair acts or any serious instances of violation of the applicable laws and regulations or of the Articles of Incorporation of the Company concerning the Directors' performance of their duties including those relating to subsidiaries.

Further, we consider that there were no violations of Director's duties, in regard to transactions in which a Director may have had conflicting competitive or personal interest, the provision of gratuitous benefits by the Company, non-customary transactions with subsidiaries or shareholders, and the acquisition or disposition of the Company's own shares.

May 14, 2003

The Board of Corporate Auditors
Sumitomo Corporation
Takashi Nomura (seal)
Standing Corporate Auditor
(Full-Time)
Isao Yamamoto (seal)
Standing Corporate Auditor
(Full-Time)
Hiroshi Maeda (seal)
Corporate Auditor
Itsuo Sonobe (seal)
Corporate Auditor

Note: Isao Yamamoto, Hiroshi Maeda and Itsuo Sonobe are the outside Corporate Auditors stipulated by Article 18, Section 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*)."

Sumitomo Corporation and Consolidated Subsidiaries

Consolidated Balance Sheets

As of March 31, 2003 and 2002

[Prepared on the basis of accounting principles generally accepted in the United States of America]

	Millions of Yen		Millions of U.S. Dollars
	2003	2002	2003
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 324,358	¥ 276,726	$ 2,703
Time deposits	3,360	7,870	28
Marketable securities	7,643	5,567	64
Receivables-trade			
Notes and loans	270,737	289,416	2,256
Accounts	1,095,814	1,072,464	9,132
Associated companies	138,329	162,454	1,153
Allowance for doubtful receivables	(9,762)	(10,683)	(81)
Inventories	413,091	406,615	3,442
Deferred income taxes	29,273	24,203	244
Advance payments to suppliers	47,802	46,533	398
Other current assets	116,129	133,970	968
Total current assets	2,436,774	2,415,135	20,307
Investments and long-term receivables:			
Investments in and advances to associated companies	375,743	285,418	3,131
Other investments	413,572	583,276	3,447
Long-term receivables	666,049	680,365	5,550
Allowance for doubtful receivables	(76,185)	(83,122)	(635)
Total investments and long-term receivables	1,379,179	1,465,937	11,493
Property and equipment, at cost less accumulated depreciation	761,016	776,346	6,342
Other assets	286,726	195,136	2,389
Total	¥ 4,863,695	¥ 4,852,554	$ 40,531

Sumitomo Corporation and Consolidated Subsidiaries

Consolidated Balance Sheets

As of March 31, 2003 and 2002

[Prepared on the basis of accounting principles generally accepted in the United States of America]

	Millions of Yen		Millions of U.S. Dollars
	2003	2002	2003
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 615,840	¥ 773,829	$ 5,132
Current maturities of long-term debt	382,164	356,527	3,185
Payables-trade			
Notes and acceptances	115,189	166,565	960
Accounts	728,680	672,954	6,072
Associated companies	25,565	25,361	213
Income taxes	17,075	9,840	142
Other accrued expenses	47,695	37,456	398
Advances from customers	60,462	64,831	504
Other current liabilities	97,245	113,254	810
Total current liabilities	2,089,915	2,220,617	17,416
Long-term debt, less current maturities	2,045,957	1,883,581	17,050
Accrued pension and severance liabilities	9,075	8,544	75
Deferred income taxes	3,914	14,561	33
Minority interests	88,584	74,885	738
Shareholders' equity:			
Common stock	169,439	169,439	1,412
Additional paid-in capital	189,548	189,548	1,580
Retained earnings:			
Appropriated for legal reserve	17,686	17,686	147
Unappropriated	317,694	297,927	2,647
	335,380	315,613	2,794
Accumulated other comprehensive loss	(67,368)	(23,858)	(561)
Treasury stock, at cost	(749)	(376)	(6)
Total shareholders' equity	626,250	650,366	5,219
Total	¥ 4,863,695	¥ 4,852,554	$ 40,531

Sumitomo Corporation and Consolidated Subsidiaries

Statements of Consolidated Income

For the years ended March 31, 2003 and 2002

[Prepared on the basis of accounting principles generally accepted in the United States of America]

	Millions of yen		Millions of U.S. Dollars
	2003	2002	2003
Total trading transactions	¥ 9,229,576	¥ 9,645,379	$ 76,913
Gross trading profit	¥ 496,449	¥ 487,274	$ 4,137
Other income (expenses):			
Selling, general and administrative expenses	(406,334)	(400,839)	(3,386)
(Provision for)/reversal of allowance for doubtful receivables	(829)	1,933	(7)
Interest expense, net of interest income	(6,006)	(13,752)	(50)
Dividends	6,373	6,653	53
Loss on marketable securities and investments, net	(49,442)	(22,628)	(412)
Gain on securities transferred to pension fund	2,317	14,988	19
Gain on sale of property and equipment, net	3,283	2,798	27
Settlement received on copper trading litigation	2,022	11,512	17
Impairment losses of long-lived assets	(20,371)	-	(170)
(Provision for)/reversal of allowance for doubtful receivables and others in specific countries	(4,759)	12,289	(40)
Loss on termination and restructuring of projects	-	(7,650)	-
Other, net	(3,870)	(9,570)	(31)
Total	(477,616)	(404,266)	(3,980)
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies	18,833	83,008	157
Income taxes	6,032	(32,774)	50
Income before minority interests in earnings of subsidiaries and equity in earnings of associated companies	24,865	50,234	207
Minority interests in earnings of subsidiaries, net (after income tax effect)	(6,353)	(5,227)	(52)
Equity in earnings of associated companies, net (after income tax effect)	9,768	209	81
Net income	¥ 28,280	¥ 45,216	$ 236

Amounts per share	Yen		U.S. Dollars
Net income:			
Basic	¥ 26.58	¥ 42.49	$ 0.22
Diluted	26.18	41.59	0.22
Cash dividends applicable to the period	¥ 8.00	¥ 8.00	$ 0.07

Sumitomo Corporation and Consolidated Subsidiaries

Condensed Statements of Consolidated Cash Flows

For the years ended March 31, 2003 and 2002

[Prepared on the basis of accounting principles generally accepted in the United States of America]

	Millions of Yen		Millions of U.S. Dollars
	2003	2002	2003
Operating activities:			
Net income	¥ 28,280	¥ 45,216	$ 236
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	71,817	65,624	598
Provision for/(reversal of) allowance for doubtful receivables	829	(1,933)	7
Loss on marketable securities and investments, net	49,442	22,628	412
Gain on securities transferred to pension fund	(2,317)	(14,988)	(19)
Gain on sale of property and equipment, net	(3,283)	(2,798)	(27)
Impairment losses of long-lived assets	20,371	-	170
Provision for/(reversal of) allowance for doubtful receivables and others in specific countries	4,759	(12,289)	40
Loss on termination and restructuring of projects	-	7,650	-
Equity in earnings of associated companies, net	(9,768)	(209)	(82)
Changes in operating assets and liabilities:			
Receivables	(39,720)	111,518	(331)
Inventories	(31,151)	22,577	(260)
Payables	31,110	(146,423)	259
Other, net	(53,331)	(23,847)	(444)
Net cash provided by operating activities	67,038	72,726	559
Investing activities:			
Changes in:			
Property and equipment	(52,269)	(117,068)	(436)
Investments	36,531	(8,157)	304
Loans	(47,327)	46,968	(394)
Time deposits	3,187	(566)	27
Net cash used in investing activities	(59,878)	(78,823)	(499)
Financing activities:			
Changes in:			
Short-term debt	(153,214)	9,049	(1,277)
Long-term debt	202,071	28,017	1,684
Cash dividends paid	(8,513)	(8,513)	(71)
Others	2,667	(1,902)	22
Net cash provided by financing activities	43,011	26,651	358
Effect of exchange rate changes on cash and cash equivalents	(2,539)	4,640	(21)
Net increase in cash and cash equivalents	47,632	25,194	397
Cash and cash equivalents, beginning of year	276,726	251,532	2,306
Cash and cash equivalents, end of year	¥ 324,358	¥ 276,726	$ 2,703

Sumitomo Corporation and Consolidated Subsidiaries

Basis of Consolidated Financial Statements

1. Basis of consolidated financial statements

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company and most of its consolidated subsidiaries' accounting records are maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Adjustments to those records have been made to present U.S. GAAP financial information. The significant adjustments include those relating to the valuation of certain investment securities, impairment losses of long-lived assets and loans receivable, accounting for pension costs, deferred gain on sales of property for tax purposes, accrual of certain expenses and losses, accounting for derivative instruments and hedging activities, and accounting for business combinations.

2. Consolidation and Investments in Subsidiaries and Associated Companies

(1) Number of majority-owned subsidiaries: 534
Number of domestic subsidiaries: 180
Number of foreign subsidiaries: 354

(2) Number of associated companies accounted for by the equity method: 187
Number of domestic associated companies: 83
Number of foreign associated companies: 104

3. Summary of significant accounting policies

(1) Marketable securities and other investments

All debt securities and marketable equity securities are classified as either (i) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, (ii) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income (loss), net of tax, in the accompanying consolidated balance sheets, or (iii) held-to-maturity securities, which are accounted for at amortized cost.

The Company has a policy of recognizing valuation losses on marketable equity securities with a decline of greater than 30% for six consecutive months.

With respect to marketable equity securities whose market value at the end of the fiscal year declined more than 50% from book value, the Company is to recognize additional valuation losses.

(2) Allowance for doubtful receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected.

The Companies maintain a specific allowance for impaired loans. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in the loans portfolio based on default probability and loss severity from the Companies' past experience.

(3) Accrued pension and severance liabilities

The Companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of these plans are principally accrued based on amounts determined in accordance with the provisions of SFAS No.87 "Employers' Accounting for Pensions."

(4) Derivative financial instruments

The Companies recognize all derivatives as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction.

(5) Business combinations, goodwill and other intangible assets

The companies use purchase method accounting for all business combinations, based on SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill and other intangible assets with an indefinite useful life are no longer amortized but instead are assessed for impairment.

4. The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥120 = US$1.

5. Amounts in millions of yen are rounded to the nearest million, except for those presented in the "Status of Important Subsidiaries, etc." on page 13 and 14.